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                                                        December 15, 2004


VIA EDGAR AND OVERNIGHT DELIVERY

Linda Cvrkel
Branch Chief
Securities and Exchange Commission
450 5th Street, N.W.
Judiciary Plaza
Washington DC 20549

         RE:  OUTLOOK GROUP CORP.
              COMMISSION FILE NO. 000-18815

Dear Ms. Cvrkel:

         This letter responds to the comments which Commission Staff made in its letter dated December 2, 2004 to me as Outlook Group Corp.'s chief financial officer, relating to our response dated November 30, 2004 to questions relating to the OGC Form 10-K for the fiscal year ended May 31, 2004 and its Form 10-Q for the quarter ended August 28, 2004. Comments are made in response to the numbered paragraphs in your letter. For convenient reference, a copy of your letter is attached to the delivered copy of this letter. In this letter, "we" refers to OGC and its management generally.

Comment
  No.                              OGC Response

   1. When OGC provides supply chain management, CAD or proofing services, project management services, or other support services, the cost of such services are built into the pricing of the tangible product being sold to the client. We do not provide supply chain management services on a stand-alone basis; the services are only provided in conjunction with our printing. There is no separate billing for these types of ancillary support services so it would not be possible to identify the revenue breakdown. On occasion, a client is billed for special computer programs developed to support a client's specific needs. However, such revenue is incidental to the manufacturing of the product and is less than $100,000 a year. The tangible products produced for a client are manufactured to the individual specifications of the client and generally include client names, logos, or product information. OGC does not produce products that are proprietary to OGC. For example, OGC prints and supplies pressure sensitive labels for many clients. The design of the labels changes from client to client, even though the basic product is a printed, coated paper with an adhesive backing. (Put in a different manner, we do not produce generic "labels" that are or can be used by multiple clients.) The same equipment used to produce a label, can also be used to print a tag or a liner or a specialty game piece for different clients. OGC evaluates the performance of its

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Linda Cvrkel
December 15, 2004
Page 2

          business along the same lines as revenue is reported by segment--that is, the operations of its "web press facility" (Outlook Web) and its "sheet-fed offset printing, finishing and distribution facility" (Outlook Graphics).

   2. Certain contractual arrangements with OGC clients provide for an adjustment of the sales price when defined conditions are realized. For example, if OGC keeps certain specialized equipment running at specified levels, a performance bonus is allowed that increases sales price. Another example, is that sales price is reduced when client sales levels achieve certain volumes. OGC also has contractual arrangements whereby identified fixed costs, overhead and profit are guaranteed regardless of minimum sales volume. Such guaranteed revenue is recorded as sales are recorded. OGC recognizes such adjustments to the sales price when contractual conditions are met. Such adjustments to revenue are identified in specific contractual terms and are, therefore, considered to be "guaranteed."

   3. We confirm that we will revise future filings to include a discussion of the items in a level of detail similar to that included in our response.

   4. In conjunction with the sale of certain Paragon assets, OGC and A.B. Data also entered into a mutual "marketing assistance" agreement whereby each entity agrees to assist the other entity in the sale of its respective products. In addition to commission payments due at the time of the sale, the agreement provides for a annual bonus payment to be paid to OGC if sales exceed approximately 20% of the sales volume at the time of sale or a penalty payment if sales decrease by approximately 20% of the sales volume at the time of sale and provided that certain other conditions are met. The agreement is in effect for four years. The amounts of any payments arising out of this agreement are not determinable at this time, although the contractual maximum exposure is $85,000 annually. Assuming that the sales level even decreased by 50%, the payment due A. B. Data would be approximately $30,000. Such amount would be not material to the operations of OGC. We will provide further information about the term and maximum annual exposure in future filings. Assuming there are contingent proceeds to the sale, we believe contingently returnable amounts are effectively the same as contingently payable amounts. We believe this conclusion can be inferred from paragraph 25 of FAS 141. FAS 128 states this a bit more specifically in paragraph 10 and footnote 5, and while this is related to shares and EPS, the same concepts should apply. In particular, the words in footnote 5 are similar to the words in paragraph 25 in FAS 141. For the current agreement year, while it will depend on actions in the next six months, we do not expect there will be any payments due by OGC.

   5. We do not believe quarterly sales are impacted because any discounts that would have been taken during the discount period would be known by the time the accounts are closed for the quarter and any material amounts would be adjusted as part of that closing. Therefore, all discounts are recorded in the same period as the related sale.

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Linda Cvrkel
December 15, 2004
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        On behalf of Outlook Group Corp., and as requested in your letter, we acknowledge that:

         - Outlook Group Corp. is responsible for the adequacy and accuracy of the disclosure in its filings;

         - staff comments or changes in disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

         - Outlook Group Corp. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         We trust that you will find this letter responsive to your comments. Please feel free to contact me at (920) 727-8566, or Ken Hallett of Quarles & Brady LLP, our outside counsel, at (414) 277-5345 if you have any questions or need further information.

                                           Very truly yours,

                                           OUTLOOK GROUP CORP.


                                           /s/ Paul M. Drewek
                                           ----------------------------
                                           By:  Paul M. Drewek
                                                Chief Financial Officer


cc:  Kenneth V. Hallett, Esq.